Morgan, Lewis & Bockius UK LLP

Condor House
5-10 St. Paul’s Churchyard
London EC4M 8AL England

Tel.  +44.20.3201.5000

Fax: +44.20.3201.5001

www.morganlewis.com

Timothy J. Corbett

Partner

+44.20.3201.5690

tcorbett@morganlewis.com

November 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Nicholas P. Panos, Senior Special Counsel
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Dear Mr. Panos:

Re:                             CTC Media, Inc.
Amendment No. 1 to Schedule 13E-3
File No. 005-82305
Amendment No. 1 to Schedule 14A
File No. 000-52003
Filed November 9, 2015, by CTC Media, Inc.

On behalf of CTC Media, Inc. (the “Company”), we are writing in connection with the filing today of Amendment No. 2 to its preliminary proxy statement on Schedule 14A (the “Amended Schedule 14A”) and Amendment No. 2 to the Company’s Schedule 13E-3 (the “Amended Schedule 13E-3”).

The Amended Schedule 14A reflects updates since the filing of Amendment No. 1 to the Schedule 14A, principally to include summary historical financial information of the Company for the quarter ended September 30, 2015 and the corresponding pro forma financial information.

We are also responding to oral comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) received on November 10, 2015.  Page numbers below reflect the page numbering in the Amended Schedule 14A.

1.                                     The Company has added disclosure of the ratio of earnings to fixed charges in respect of the relevant periods; please see page 103.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York
Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at
Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP.
A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address.
Further information about Morgan Lewis can be found on www.morganlewis.com

2.                                     The Company has revised its disclosure to expressly state that the Company has made a determination as to the fairness of the transactions and has determined to enter into the transactions based on the analyses, determinations and conclusions of the special committee and the board of directors, which the Company has adopted.  Please see page 45.

3.                                     The Company has revised and expanded its disclosure with respect to the factors considered by the board of directors and the special committee, including in particular those identified in paragraph (b) of Item 1014 of Regulation M-A and Instruction 2 thereto, in connection with the determination of fairness.  Please see page 39-41.

4.                                     The Company has revised the description of the range of merger consideration to state more clearly that the bottom of such range reflects the maximum potential reduction in the purchase price payable under the sale agreement.  Please see pages 9, 17, 43 and 92.

In addition, as discussed with the Staff on November 10, 2015, the Company has amended the form of merger agreement to reflect in particular the mechanism for the determination of the final amount of the merger consideration.

*****

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please do not hesitate to contact me at Morgan, Lewis & Bockius UK LLP, +44.20.3201.5690, or by email at tcorbett@morganlewis.com.

Very truly yours,

/S/ TIMOTHY J. CORBETT

Timothy J. Corbett

cc:
Yuliana Slashcheva, Chief Executive Officer, CTC Media, Inc.

Stanislav Ploschenko, Chief Financial Officer, CTC Media, Inc.
Maxim Bobin, Chief Legal Officer, CTC Media, Inc.